2008

FIRST QUARTER REPORT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	Unaudited	Audited
	December 31,	September 30,
	2007	2007
	$	$
ASSETS
Current
Cash	26,548,185	32,413,085
Accounts receivable (Note 11)	1,441,542	790,452
Marketable securities (Note 4)	304,262	408,743
Prepaid expenses and deposits	90,373	191,072
	28,384,362	33,803,352

Restricted Deposits	941,160	926,559
Property and Equipment	866,751	745,881
Exploration Properties (Note 5)	36,544,806	33,153,831
Deferred Reorganization Costs	122,793	108,793
	66,859,872	68,738,416

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 11)	2,281,960	3,170,464

Asset Retirement Obligations	1,004,911	985,692

Shareholders’ Equity
Share Capital (Note 6)	107,890,416	107,058,860
Contributed Surplus (Note 7)	7,661,756	7,826,366
Accumulated Other Comprehensive Income (Note 8)	21,190	125,671
Deficit	(52,000,361)	(50,428,637)
	63,573,001	64,582,260
	66,859,872	68,738,416
Subsequent Events (Note 12)

On behalf of the Board:

“Michael Hopley”	Director	“James Walchuck”	Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars except number of shares)

	For the Three Months Ended
	December 31,	November 30,
	2007	2006
	$	$
EXPLORATION PROPERTY COSTS
Exploration property costs written-off (Note 5)	344,317	–
Property investigations	67,838	382,677
Accretion on asset retirement obligation	3,018	–
	(415,173)	(382,677)
EXPENSES
Employee salaries and fees to directors and contractors	449,870	434,515
Stock-based compensation	308,590	645,549
Public, government and investor relations	283,027	70,939
Audit, legal and other professional fees	192,878	83,026
Administration	175,786	183,458
Travel	161,846	72,798
Regulatory fees	5,007	6,776
	(1,577,004)	(1,497,061)
OTHER INCOME (EXPENSE)
Interest income	330,927	447,093
Recovery of office relocation costs (Note 11)	146,773	–
Foreign exchange gain (loss)	(57,247)	107,173
	420,453	554,266
NET LOSS	(1,571,724)	(1,325,472)
Deficit, Beginning of Period	(50,428,637)	(43,149,666)
Deficit, End of Period	(52,000,361)	(44,475,138)

Basic and Diluted Loss Per Share	(0.01)	(0.01)

Weighted Average Number of Outstanding Shares	122,201,446	112,201,641

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statement of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the Three Months Ended
	December 31,	November 30,
	2007	2006
	$	$
Net loss for the period	(1,571,724)	(1,325,472)
Other comprehensive income:
Unrealized losses on available-for-sale investments (Note 8)	(104,481)	(124,382)
Comprehensive loss for the period	(1,676,205)	(1,449,854)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the Three Months Ended
	December 31,	November 30,
	2007	2007
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,571,724)	(1,325,472)
Items not affecting cash:
Exploration property costs written-off	344,317	–
Stock-based compensation expense	308,590	645,549
Amortization	23,591	11,752
Accretion on asset retirement obligation	3,018	–
Foreign exchange loss	1,600	–
	(890,608)	(668,171)
Net changes in operating working capital:
Accounts receivable	(115,201)	(11,457)
Prepaid expenses and deposits	106,031	111,274
Accounts payable and accrued liabilities	(40,919)	361,546
	(940,697)	(206,808)
CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(4,933,719)	(2,274,371)
Purchase of property and equipment	(317,066)	(129,709)
Short-term investments, net	–	2,422,632
	(5,250,785)	18,552
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	427,085	857,239
Deferred reorganization costs	(100,503)	–
	326,582	857,239
Increase (decrease) in cash during the period	(5,864,900)	668,983
Cash, beginning of period	32,413,085	663,452
Cash, end of period	26,548,185	1,332,435

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	–	–
Cash paid during the period for income taxes	–	–

NON-CASH TRANSACTIONS (NOTE 10)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation (“the Company”) is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the 13 months ended September 30, 2007 (the “Annual Financial Statements”), except as described in Note 3. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2007. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

3. CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2007, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)

Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

b)

Capital Disclosure (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

The Company considers the items included in the consolidated statements of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In the order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

c)

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risk and marketing risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

i)

Disclosures

The Company’s financial instruments consist of cash, short-term investments, accounts receivable, marketable securities, deposits restricted deposits, accounts payable and accrued liabilities.

Cash, short-term investments and restricted deposits are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income. Marketable securities are designated as available-for-sale and carried at fair value, with the unrealized gain or loss (Note 8) recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net loss when they are sold.

The fair values of cash, accounts receivable, deposits account payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair values of restricted deposits and marketable securities are determined directly by reference to quoted market prices.

ii)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts and its restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Restricted deposits are with US banks and are fully insured by the US Federal Deposit Insurance Corporation (“FDIC”).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is primarily invested in business accounts which are available on demand.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and equity price risk.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro. The Company’s restricted deposits are denominated in US Dollars and its Condor Resources PLC investment is denominated in British Pounds. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Equity price risk - The Company’s marketable securities are equity instruments whose carrying values change with general market and company-specific conditions. The Company does not actively trade in marketable securities.

4. MARKETABLE SECURITIES

	December 31,	September 30,
	2007	2007
	$	$

Condor Resources PLC	266,560	362,587
Sunrise Minerals Inc.	15,040	16,450
Finavera Renewables Inc.	12,162	12,706
New Cantech Ventures Inc.	10,500	17,000
Total	304,262	408,743

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

5. EXPLORATION PROPERTIES

	Uranium			Gold			Other
Three Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
December 31, 2007	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, September 30, 2007	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

Acquisition costs	–	–	49,815	–	–	–	–	49,815
Exploration costs:
Licenses and permits	298	3,825	6,202	1,785	351	494	6,535	19,490
Mapping and surveying	49,938	16,108	–	(11,178)	–	–	–	54,868
Drilling and assays	1,149,583	469,115	462,610	251,980	78,015	6,738	–	2,418,041
Office and field work	2,508	20,656	–	92,140	17,884	–	–	133,188
Personnel, geological
consulting and travel	101,639	29,389	302,710	94,860	91,020	24,024	–	643,642
Stock-based compensation	8,351	–	1,432	(87,107)	858	936	6,801	(68,729)
Socio-environmental studies	–	–	–	106,378	–	–	–	106,378
Studies and evaluations	229,555	28,305	–	82,619	38,120	–	–	378,599
Total costs incurred	1,541,872	567,398	822,769	531,477	226,248	32,192	13,336	3,735,292
Exploration costs written-off	–	–	–	–	–	–	(344,317)	(344,317)

Balance, December 31, 2007	6,973,503	2,266,407	6,006,602	10,450,966	9,923,818	721,560	201,950	36,544,806

		Uranium			Gold		Other
13 Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
September 30, 2007	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, beginning of year	1,760,032	54,977	1,127,590	6,679,954	6,526,120	147,111	284,306	16,580,090

Acquisition costs	–	–	28,077	–	1,407,850	–	38,853	1,474,780
Option income	–	–	–	–	–	–	(24,106)	(24,106)

Exploration costs:
Licence and permits	6,548	13,947	898,942	27,085	127,137	9,655	11,565	1,094,879
Mapping and surveying	604,337	587,796	83,681	2,721	11,597	10,027	6,931	1,307,090
Drilling and assays	2,298,291	749,028	845,226	875,572	833,670	227,924	151,514	5,981,225
Office and field	12,671	23,046	809	295,046	79,261	935	879	412,647
Personnel, geological
consulting and travel	315,839	180,540	1,170,358	818,170	416,694	288,772	34,391	3,224,764
Stock–based compensation	124,155	–	39,420	302,056	152,904	4,944	28,470	651,949
Socio-environmental	178,541	65,098	–	328,410	5,671	–	–	577,720
Studies and evalutions	131,217	24,577	–	530,352	136,666	–	128	822,940
Asset retirement obligation
cost	–	–	989,730	60,123	–	–	–	1,049,853

Total costs incurred	3,671,599	1,644,032	4,056,243	3,239,535	3,171,450	542,257	248,625	16,573,741

Balance, end of year	5,431,631	1,699,009	5,183,833	9,919,489	9,697,570	689,368	532,931	33,153,831

a)

Uranium - U.S.A. – In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties are held through its option agreement with Sweetwater. Closing of the acquisition will take place on the earlier of the Canada Revenue Agency (“CRA”) notifying the Company that the completion of the acquisition will not prejudice the Company’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the “Reorganization”) or upon the closing of the Reorganization.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

5. EXPLORATION PROPERTIES (cont’d)

Upon closing, the Company is obligated to make cash payments of $592,000 and US$50,000 (paid), of which $100,000 will be placed in escrow and, in addition, the Company will issue 340,000 shares to Sweetwater. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is expected to occur within three months. Pursuant to regulatory requirements, the common shares issued upon closing will be subject to a four-month hold period.

In December 2007, the CRA notified the Company that the completion of the Sweetwater Buyout will not prejudice the Company’s application for a favourable advance tax ruling in respect of the Reorganization. The Company and Sweetwater agreed to extend the Sweetwater Buyout to February 15, 2008, which was subsequently re-extended to February 29, 2008.

b)

Brehov Precious Metal and VMS Property, Slovakia – The Company decided to terminate its earn-in agreement and not to renew its Novosad exploration licence, which expires in June 2008. The Company’s focus is on uranium and gold properties. Deferred Brehov exploration costs of $344,317 were written-off.

6. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	3 Months Ended		13 Months Ended
	December 31, 2007		September 30, 2007
	Shares	Amount	Shares	Amount
	#	$	#	$
Balance, beginning of period	121,982,858	107,058,860	111,931,263	95,333,346
Shares issued for cash and other:
Options	275,001	831,556	2,462,672	5,646,586
Warrants	–	–	7,088,923	4,678,928
Exploration properties	–	–	500,000	1,400,000
Balance, end of period	122,257,859	107,890,416	121,982,858	107,058,860

Warrants – As at December 31, 2007 and September 30, 2007, the Company has 608,537 agents’ share purchase warrants outstanding expiring on February 22, 2008 with an exercise price of $1.65 (Note 12).

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

7. CONTRIBUTED SURPLUS

	3 Months Ended	13 Months Ended
	December 31, 2007	September 30, 2007
	$	$

Balance, beginning of period	7,826,366	7,325,437
Stock-based compensation	239,861	3,465,518
Stock options and agents’ warrants exercised	(404,471)	(2,964,589)
Balance, end of period	7,661,756	7,826,366

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

Three Months Ended
December 31,
2007
$

Balance, beginning of period	125,671
Unrealized losses on available-for-sale investments	(104,481)
Balance, end of period	21,190

9. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$
Outstanding, September 30, 2007	6,671,666	1.94
Granted	180,000	1.35
Exercised	(275,000)	1.55
Forfeited	(25,000)	3.63
Outstanding, December 31, 2007	6,551,666	1.94

As at December 31, 2007, the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
Range of Exercise		Remaining	Average Exercise		Average Exercise
Prices	Outstanding	Contractual Life	Price	Outstanding	Price
$	#	years	$	#	$

$0.25 – 0.50	1,030,000	1.92	0.44	1,030,000	0.44
$1.35 – 1.50	2,258,333	3.17	1.46	1,486,672	1.46
$1.64 – 1.86	1,223,333	3.23	1.86	1,195,002	1.86
$2.02 – 3.76	2,040,000	4.22	3.29	683,501	3.21
	6,551,666	3.36	1.94	4,395,175	1.60

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

9. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d)

For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used for the three months ended December 31, 2007:

	Employees and	Non-Employees
	Directors

Risk free interest rate	3.84%	–
Expected dividend yield	0%	–
Expected stock price volatility	89%	–
Expected life of options	2 years	–
Weighted average per share fair value of options granted in
the period	$0.66	–

10. NON-CASH TRANSACTIONS

	Three Months Ended
	December 31,	November 30,
	2007	2006
	$	$

Stock-based compensation capitalized to exploration properties	(68,729)	435,073
Amortization capitalized to exploration properties	15,046	11,560

11. RELATED PARTY TRANSACTIONS AND BALANCES

a)

Transactions

	Three Months Ended
	December 31,	November 30,
	2007	2006
	$	$

Cost reimbursements from companies with common directors
and/or officers	310,031	20,590
Geological consulting fees paid to a company with common
directors	29,299	–
Legal fees to a law firm in which a director is a partner	28,000	–
Consulting fees to companies controlled by directors	7,792	15,000
Consulting fees to companies controlled by officers	–	18,000

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company agreed to pay the Company $300,000 (unpaid) for the Company’s office relocation costs, of which $153,227 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $146,773 was included in the statement of loss.

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

TOURNIGAN GOLD CORPORATION (a development stage company)
2008 FIRST QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2007 and for the three month period then ended
(expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (cont’d)

b)

Balances

Other receivables and accounts payable include the following related party balances that are unsecured, without interest and payable on demand:

	December 31,	September 30,
	2007	2007
	$	$

Due from related parties	328,031	46,707
Due to related parties	104,477	251,623

12. SUBSEQUENT EVENTS

a)

Shareholders’ rights plan

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the “Rights Plan”) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Rights Plan took effect immediately, the Company must obtain shareholder approval at the next meeting of its shareholders. The Rights Plan expires if shareholder ratification is not obtained by June 29, 2008.

b)

Stock options

In February 2008, the Company granted 1,812,500 stock options, subject to regulatory approval, to employees, directors and consultants at an exercise price of $1.16, vesting over 18 months and expiring in five years. In January 2008, a non-employee forfeited 41,666 stock options upon termination of their consulting agreement.

c)

Warrants

On February 22, 2008, all the agents’ share purchase warrants expired unexercised.